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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 2)

VITAL IMAGES, INC.
(Name of Subject Company)

MAGENTA CORPORATION
a wholly-owned subsidiary of

TOSHIBA MEDICAL SYSTEMS CORPORATION
a wholly-owned subsidiary of

TOSHIBA CORPORATION
(Names of Filing Persons—Offeror)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

92846N104
(CUSIP Number of Class of Securities)

Toshio Takiguchi
General Manager
Business Development Department
Toshiba Medical Systems Corporation
1385, Shimoishigami, Otawara-shi, Tochigi-ken, 324-8550, Japan
Telephone: 011-81-287-26-5067
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Filing Persons)

Copy to:

Robert E. Spatt
Mark D. Pflug
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017-3954
Telephone: (212) 455-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$304,030,931.25	$35,297.99

*
The transaction valuation is an estimate calculated solely for the purposes of determining the amount of the filing fee in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The transaction valuation is calculated by multiplying $18.75, the per share tender offer price, by 16,214,983 shares of common stock of Vital Images, which includes (a) 14,036,517 shares of common stock issued and outstanding (including 18,750 shares of restricted stock) and (b) 2,178,466 shares of common stock subject to outstanding stock options with an exercise price less than $18.75 (including 12,000 shares reserved for issuance under the Vital Images Employee Stock Purchase Plan), as of May 6, 2011, the most recent practicable date.

**
The amount of the filing fee is calculated in accordance with Rule 0-11 of the Exchange Act and Fee Advisory #5 for fiscal year 2011, issued December 22, 2010, by multiplying the transaction valuation by 0.0001161.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $35,297.99	Filing Party: Magenta Corporation, Toshiba Medical Systems Corporation and Toshiba Corporation
Form or Registration No.: Schedule TO	Date Filed: May 11, 2011
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.    ☐

        This Amendment No. 2 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the "SEC") on May 11, 2011 and amended by Amendment No. 1 to Schedule TO filed with the SEC on May 12, 2011 (as amended, the "Schedule TO"), by Magenta Corporation ("Purchaser"), a Minnesota corporation and a wholly-owned subsidiary of Toshiba Medical Systems Corporation ("TMSC"), a company formed under the laws of Japan and a wholly-owned subsidiary of Toshiba Corporation ("Toshiba"), a company formed under the laws of Japan. The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Vital Images, Inc. ("Vital Images"), a Minnesota corporation, at a purchase price of $18.75 per Share, in cash, net to the seller, without interest and subject to any required withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated May 11, 2011 (as it may be amended or supplemented from time to time, the "Offer to Purchase") and in the related letter of transmittal (as it may be amended or supplemented from time to time, the "Letter of Transmittal", and together with the Offer to Purchase, the "Offer"), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B). This Amendment is being filed on behalf of Purchaser, TMSC and Toshiba.

        The information contained in the Schedule TO remains unchanged, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Item 11.    Additional Information.

        Item 11 of the Schedule TO is hereby amended and supplemented by adding the following paragraph as the second paragraph of "Section 16—Certain Legal Matters; Regulatory Approvals—Litigation":

        "On May 19, 2011, shareholder Richard Herman served Purchaser with a complaint brought on behalf of himself and a putative class of public shareholders of Vital Images (the "Herman Complaint"). Vital Images has informed Purchaser that it was served with Herman Complaint on the same date. The Herman Complaint alleges claims for breaches of fiduciary duties against the Individual Defendants and aiding and abetting against TMSC and Purchaser in connection with the alleged breaches of fiduciary duties by the Individual Defendants. The Herman Complaint seeks, among other relief, equitable relief including an order enjoining the Merger unless and until certain procedures or processes are implemented and certain disclosure is made to the Vital Images' shareholders and costs and disbursements, including attorneys' fees. The Herman Complaint is captioned Richard Herman v. James B. Hickey et al."

 SIGNATURES

        After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

MAGENTA CORPORATION
By:	/s/ TOSHIO TAKIGUCHI
Name: Toshio Takiguchi
Title: President
TOSHIBA MEDICAL SYSTEMS CORPORATION
By:	/s/ SATOSHI TSUNAKAWA
Name: Satoshi Tsunakawa
Title: President and Chief Executive Officer
TOSHIBA CORPORATION
By:	/s/ HIDEO KITAMURA
Name: Hideo Kitamura
Title: Corporate Executive Vice President

Date: May 20, 2011

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  Item 11. Additional Information.
SIGNATURES